EXHIBIT 99.1

TSX: ERO NYSE: ERO

July 6, 2021

Ero Copper to Release Second Quarter 2021 Financial and Operating Results on
August 4, 2021

Vancouver, British Columbia – Ero Copper Corp. (TSX: ERO, NYSE: ERO) (“Ero” or the “Company”) will publish its second quarter 2021 financial and operating results on Wednesday, August 4, 2021 after market close. The Company will host a conference call to discuss the results on August 5, 2021 at 11:30am Eastern time (8:30am Pacific time).

CONFERENCE CALL DETAILS

Date:	Thursday, August 5, 2021
Time:	11:30am Eastern time (8:30am Pacific time)
Dial in:	North America: 1-800-319-4610, International: +1-604-638-5340 please dial in 5-10 minutes prior and ask to join the call

Replay:	North America: 1-800-319-6413, International: +1-604-638-9010
Replay Passcode:	7238

ABOUT ERO COPPER CORP

Ero Copper Corp, headquartered in Vancouver, B.C., is focused on copper production growth from the MCSA Mining Complex located in Bahia State, Brazil, with over 40 years of operating history in the region. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. (“MCSA”), 100% owner of the MCSA Mining Complex, which is comprised of operations located in the Curaçá Valley, Bahia State, Brazil, wherein the Company currently mines copper ore from the Pilar and Vermelhos underground mines, and the Boa Esperança development project, an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of the NX Gold Mine, an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the MCSA Mining Complex, Boa Esperança and NX Gold properties, can be found on the Company's website (www.erocopper.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

1	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO NYSE: ERO

ERO COPPER CORP.
Signed: “David Strang”	For further information contact:

David Strang, CEO	Courtney Lynn, VP, Corporate Development & Investor Relations
(604) 335-7504
info@erocopper.com

2	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada